FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-2697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event dated May 6, 2013

FOR IMMEDIATE RELEASE

Inquiries-Please contact:
Andres Veszpremy
General Counsel
Phone: (562) 2351-1187
E-mail: aveszpremy@bbvaprovida.cl

AFP PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

On May 3, 2013, Mr. Andrés Veszpremy Schilling, Alternate Chief Executive Officer of AFP Provida, has reported a material event to the Superintendency of Pensions (SP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

Please be advised that the Board of Directors of AFP Provida has decided to summon an Extraordinary Shareholders’ Meeting on May 30, 2013, at 100 Pedro de Valdivia Avenue, first floor, Providencia, Santiago of Chile at 9:00, to consider the following matters:

1.
To approve the distribution of an extraordinary dividend of Ch$248.51 per share, against retained earnings from previous years, for a total amount of Ch$82,335,493,982. If approved, immediately after the Shareholders' Meeting on May 30, 2013, this dividend would be paid to those shareholders registered in the Register of Shareholders as of May 24, 2013. Payments will be made at the offices of DCV Registros S.A., 770 Huérfanos Street, 22nd floor, Santiago, Chile. Additionally, such payments will also be deposited in bank checking or savings accounts as previously requested or as shall be requested before May 27, 2013.

2.	To grant the necessary powers of attorney to implement the resolutions adopted in the aforementioned Shareholder’s meeting and request the necessary authorizations.

The first notice of the aforementioned Extraordinary Shareholder’s Meeting will be published in the newspaper "El Mercurio" on May 14, 2013, while the remaining two notices will be published in the same newspaper on May 21 and 27, 2013, respectively.

Santiago, Chile, May 6, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	May 6, 2013	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	May 6, 2013	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.